Exhibit (a)(6)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 8, 2008 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Sciele Pharma, Inc.
at
$31.00 Net Per Share
Pursuant to the Offer to Purchase Dated September 8, 2008
by
Tall Bridge, Inc.
an indirect wholly owned subsidiary of
Shionogi & Co., Ltd.
     Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Shionogi”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sciele Pharma, Inc., a Delaware corporation (“Sciele”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Computershare (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON FRIDAY, OCTOBER 3, 2008, UNLESS THE OFFER IS EXTENDED.
     The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn a number of Shares that, considered together with all other Shares, if any, beneficially owned by Shionogi, Purchaser or their affiliates, represents more than 50% of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”) and (ii) expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder. The Offer is also subject to the other conditions described in the Offer to Purchase. There is no financing condition to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 1, 2008 (the “Merger Agreement”) among Sciele, Shionogi and Purchaser. The Merger Agreement provides that as soon as reasonably practicable following the consummation of the Offer, Purchaser will merge with and into Sciele (the “Merger”), with Sciele continuing as the surviving corporation and an indirect wholly owned subsidiary of Shionogi. At the effective time of the Merger, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares owned by Sciele, Shionogi or any of their subsidiaries) will be converted into the right to receive the same per Share amount paid in the Offer, without interest. The Merger Agreement provides that all options to acquire Shares, whether or not fully vested and exercisable, will, at the effective time of the Merger, be cancelled and each holder of an option will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option, as applicable, multiplied by the number of Shares issuable upon exercise of such option, as applicable. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
     The Board of Directors of Sciele has unanimously (i) declared that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Sciele’s stockholders and (ii) adopted and approved the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with Delaware law. The Board of Directors of Sciele recommends that Sciele’s stockholders accept the Offer and tender their Shares in the Offer.
     If at 12:00 Midnight, New York City time, on Friday, October 3, 2008 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)), any condition to the Offer is not satisfied or waived, Purchaser will (subject to its right to terminate the Merger Agreement in accordance with its terms) extend the Expiration Date for an additional period or periods (each period not to exceed 10 business days) until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond March 31, 2009. Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or any other governmental authority that is applicable to the Offer. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.
     Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that Sciele’s consent is required for Purchaser to (i) reduce the number of Shares subject to the Offer, (ii) reduce the per Share amount paid in the Offer, (iii) change or waive the Minimum Condition, (iv) extend or otherwise change the Expiration Date (except to the extent required or permitted in the Merger Agreement), (v) change the form of consideration payable in the Offer or (vi) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in any manner adverse to the holders of Shares, or that would reasonably be expected to prevent, materially delay or impair the consummation of the Offer.
     If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser expressly reserves the right to provide a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”) during which stockholders may tender any Shares not tendered in the Offer. Additionally, if at the time Purchaser first accepts payment for Shares, the number of Shares validly tendered and not withdrawn in the Offer is more than 80% but less than 90% of the then outstanding Shares, Purchaser must, upon Sciele’s request, provide a Subsequent Offering Period of at least 10 business days. Purchaser will immediately accept and promptly pay for Shares as they are tendered in the Subsequent Offering Period. Shares tendered during the Subsequent Offering Period may not be withdrawn. If Purchaser elects (or is required) to provide or extend a Subsequent Offering Period, Purchaser will make a public announcement of such provision or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

     In order to take advantage of the Offer, you should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to Computershare, our Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.
     Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn after November 6, 2008. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following the tender procedures described in the Offer to Purchase.
     The exchange of Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     Sciele has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Shionogi nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokerage Firms, Please Call: (212) 440-9800
All Others Call Toll Free: (800) 334-9586
September 8, 2008